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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                                HOENIG GROUP INC.
            --------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
            --------------------------------------------------------
                         (Title of Class of Securities)


                                    434396107
            --------------------------------------------------------
                                 (CUSIP Number)


                                 Kathryn Hoenig
            --------------------------------------------------------
                           General Counsel & Secretary


                                Hoenig Group Inc.
                             Reckson Executive Park
                              4 International Drive
                               Rye Brook, NY 10573
            --------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                September 3, 2002
            --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                      ------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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 CUSIP NO. 434396107                                       13D                        Page 2 of 6
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Laura H. Hoenig Grantor Retained Annuity Trust                13-7303535
--------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                 (b) [ ]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS*
                  N/A
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]
--------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
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               NUMBER OF           7.       SOLE VOTING POWER
                SHARES                      0
             BENEFICIALLY          ---------------------------------------------------------------------------
               OWNED BY            8.       SHARED VOTING POWER
                 EACH                       0
               REPORTING           ---------------------------------------------------------------------------
                PERSON             9.       SOLE DISPOSITIVE POWER
                 WITH                       0
                                   ---------------------------------------------------------------------------
                                   10.      SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0
--------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                     [ ]
--------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%
--------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  OO
--------------------------------------------------------------------------------------------------------------
                                         * SEE INSTRUCTIONS BEFORE FILLING OUT!
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 CUSIP NO. 434396107                   13D                Page 3 of 6
------------------------                                 -----------------------


         The Statement on Schedule 13D, dated January 7, 2002 (the "Original Statement"), filed by the Laura H. Hoenig Grantor Retained Annuity Trust (the "Grantor Retained Trust"), as amended by Amendment No. 1, dated March 4, 2002, is hereby amended by this Amendment No. 2, dated September 3, 2002, to reflect changes in the information previously filed relating to the common stock, $0.01 par value (the "Common Stock"), of Hoenig Group Inc., a Delaware corporation ("Hoenig"), which has its principal executive offices at 4 International Drive, Rye Brook, New York, 10573. This Amendment No. 2 is being filed by the Grantor Retained Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding the following language:

         On July 2, 2002, Hoenig, Investment Technology Group, Inc., a Delaware corporation ("ITG"), and Indigo Acquisition Corp., a Delaware corporation ("Indigo"), entered into Amendment No. 1 (the "Amendment") to the Agreement and Plan of Merger, dated as of February 28, 2002, by and among ITG, Hoenig and Indigo, which provided for the merger of Indigo with and into Hoenig, pursuant to which Hoenig would become a wholly-owned subsidiary of ITG (the "Merger"). The Amendment provided for ITG's acquisition of Hoenig for approximately $105 million in cash, or $11.58 per share of Common Stock. Of this amount, $11.35 per share would be paid in cash merger consideration at the closing of the Merger, and $0.23 per share of Common Stock, or approximately $2.4 million, would be placed in escrow to fund the continued pursuit, on behalf of the Hoenig stockholders and option holders, of certain claims relating to the $7.1 million loss at Hoenig's United Kingdom subsidiary, Hoenig & Company Limited, that Hoenig announced on May 9, 2002 and other related claims (the "Claims"). The purpose of the escrow is to fund the continued pursuit of the Claims. In addition to the cash merger consideration, for each share of Common Stock or option to acquire a share of Common Stock, at the time of completion of the Merger the holder received a non-transferable, non-assignable right to receive a payment in cash of a pro rata amount of any future recovery on the Claims, if any, net of expenses and taxes, plus any unused portion of the $2.4 million initial escrow funding (a "Contingent Payment Right").

         On September 3, 2002, the Merger was completed, and the Grantor Retained Trust surrendered all of its shares of Common Stock in exchange for cash merger consideration and Contingent Payment Rights, as further described in
Item 5 below.

         Copies of the press releases announcing the Amendment and the completion of the Merger are included as exhibits hereto. The Amendment is also included as an exhibit hereto. The description of the Amendment and the transactions contemplated therein is qualified in its entirety by reference to such exhibit.



ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended by deleting the paragraphs previously provided and adding the following language:


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 CUSIP NO. 434396107                   13D                Page 4 of 6
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         As a result of the Merger, the Grantor Retained Trust and each trustee of the Grantor Retained Trust surrendered all of their interests in the Common Stock and, accordingly, have no remaining beneficial ownership of the Common Stock, as further described below. The trustees of the Grantor Retained Trust are Mrs. Laura H. Hoenig, Ms. Kathryn Hoenig and Mr. Robert Spiegel. Mrs. Laura
H. Hoenig is the sole beneficiary of the Grantor Retained Trust until December 27, 2006 and thereafter Mrs. Laura H. Hoenig's descendants, which include her children, are the beneficiaries of the Grantor Retained Trust. Other than as set forth herein, neither the Grantor Retained Trust nor any trustee of the Grantor Retained Trust has made any purchases or sales of securities of Hoenig during the sixty days preceding the date of this Schedule 13D.

         In the Merger, the Grantor Retained Trust surrendered 500,000 shares of Common Stock in exchange for $11.35 per share in cash merger consideration and one Contingent Payment Right per share.

         Mrs. Laura H. Hoenig surrendered 19,000 shares of Common Stock in exchange for $11.35 per share in cash merger consideration and one Contingent Payment Right per share. Such 19,000 shares do not include 100,000 shares of Common Stock beneficially owned by an adult child of Mrs. Laura H. Hoenig who shares her home. Mrs. Laura H. Hoenig had disclaimed beneficial ownership of such shares.

         Ms. Kathryn Hoenig surrendered 115,000 shares of Common Stock in exchange for $11.35 per share in cash merger consideration and one Contingent Payment Right per share. On the date of the Merger, Ms. Kathryn Hoenig also held vested options to purchase 107,500 shares of Common Stock. In accordance with the terms of the Amendment, Ms. Kathryn Hoenig elected to surrender options to purchase 50,000 shares of Common Stock in exchange for cash equal to the "spread," plus one Contingent Payment Right per share. "Spread" is defined to mean the difference between the value per share of Common Stock underlying the options at the per share cash merger consideration and the option exercise price per share. As a result of the different exercise prices of her options, Ms. Kathryn Hoenig received a "spread" equal to $4.85 per share in cash in respect of options to purchase 25,000 shares of Common Stock and $1.913 per share in cash in respect of the options to purchase the other 25,000 shares of Common Stock. Ms. Kathryn Hoenig elected to convert the remaining options to purchase 57,500 shares of Common Stock into options to purchase ITG common stock. In connection therewith, Ms. Kathryn Hoenig received 25,000 Contingent Payment Rights with respect to the surrender of options to purchase 25,000 shares of Common Stock and elected to forego receipt of Contingent Payment Rights with respect to the surrender of options to purchase 32,500 shares of Common Stock.

         Mr. Robert Spiegel surrendered 351,718 shares of Common Stock in exchange for $11.35 per share in cash merger consideration and one Contingent Payment Right per share. In addition, Mr. Robert Spiegel, in accordance with the terms of the Amendment, elected to surrender options to purchase 10,000 shares of Common Stock in exchange for cash equal to the spread, or $1.787 per share, and one Contingent Payment Right per share.


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 CUSIP NO. 434396107                   13D                Page 5 of 6
------------------------                                 -----------------------





ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended by adding the following language:

     The Voting Agreement terminated upon completion of the Merger on September 3, 2002.



ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended by adding the following language:

Exhibit 4- Amendment No. 1, dated July 2, 2002, to the Agreement and Plan of Merger, dated as of February 28, 2002, by and among Hoenig Group Inc., Investment Technology Group, Inc. and Indigo Acquisition Corp. (incorporated by reference to Exhibit 2.1 of Hoenig's Current Report on Form 8-K filed on July 3, 2002).

Exhibit 5 -    Hoenig's Press Release, dated July 3, 2002, announcing the
               Amendment (incorporated by reference to Exhibit 99.3 of Hoenig's
               Current Report on Form 8-K filed on July 3, 2002).

Exhibit 6 -    Joint Press Release of Hoenig and Investment Technology Group,
               Inc. dated September 3, 2002, announcing completion of the Merger
               (incorporated by reference to Exhibit 99.1 of Investment
               Technology Group Inc.'s Current Report on Form 8-K filed on
               September 3, 2002).







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 CUSIP NO. 434396107                   13D                Page 6 of 6
------------------------                                 -----------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 3, 2002                 LAURA H. HOENIG GRANTOR RETAINED
                                         ANNUITY TRUST


                                         By: /s/ Kathryn L. Hoenig
                                         -------------------------------
                                         Kathryn L. Hoenig, Trustee